Exhibit 1

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
to be held on April 9, 2008

        Notice is hereby given to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of IncrediMail Ltd. (the “Company”) that an Extraordinary General Meeting of the Shareholders of the Company will be held at the offices of the Company located at 4 HaNechoshet Street, Tel Aviv 69710, Israel on April 9, 2008, at 3:00 PM local time, and may thereafter be adjourned from time to time (the “Meeting”) for the following purpose:

1.	TO VOTE ON THE PROPOSAL TO APPROVE the terms of service of Mr. Yaron Adler as the Company's President.

        In addition, the shareholders will discuss any other business as may properly come before the Meeting or any adjournment thereof.

Shareholders Entitled to Vote

         Only shareholders of record at the close of business on February 29, 2008 (the “Record Date”) will be entitled to participate and to vote at the Meeting.

Proxies

        Shareholders may vote their shares by personally attending the Meeting or by appointing “proxies” to vote on their behalf at the Meeting. Whether or not you intend to attend the Meeting in person, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to the Company’s transfer agent, in the enclosed postage-paid envelope, prior to the Meeting but not later than the close of business on April 8, 2008 or by presenting the proxy card to the chairperson at the Meeting. Shareholders may revoke their proxy at any time before the effective exercise thereof by filing with the Company’s transfer agent a written notice of revocation or a duly executed proxy card bearing a later date, delivered to the Company’s transfer agent no later than the close of business on April 8, 2008, or by voting in person at the Meeting. If you attend the Meeting, you may vote in person, whether or not you have already executed and returned your proxy card.

        Please review the accompanying proxy statement for more complete information regarding the Meeting and the matters proposed for your consideration at the Meeting. If you have any questions, please feel free to call Mr. Yacov Kaufman, the Company’s Chief Financial Officer, at +011-972-3-6444737.

        YOUR VOTE IS VERY IMPORTANT. THE AFFIRMATIVE VOTE OF THE HOLDERS OF A SIMPLE MAJORITY OF THE SHARES PRESENT AND VOTED AT THE MEETING IN PERSON OR BY PROXY IS REQUIRED TO APPROVE THE MATTER ON WHICH YOU ARE BEING ASKED TO VOTE. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL SUBMITTED TO SHAREHOLDERS VOTE.

By Order of the Board of Directors, Tamar Gottlieb, Chairperson of the Board of Directors Date: March 2, 2008

PROXY STATEMENT
IncrediMail Ltd.
4 HaNechoshet Street
Tel Aviv 69710
Israel

EXTRAORDINARY GENERALMEETING OF SHAREHOLDERS
to be held on April 9, 2008

        This proxy statement is being submitted by our board of directors to our shareholders in connection with the extraordinary general meeting of shareholders to be held on April 9, 2008, at 3:00 PM (local time), or at any adjournment thereof (the “Meeting”). Holders of record of our shares as of February 29, 2008 are entitled to participate and to vote at the Meeting. On that date, we had outstanding and entitled to vote 9,475,943 ordinary shares, nominal value New Israeli Shekels (“NIS”) 0.01 each (the “Ordinary Shares”).

        Shareholders may vote their shares at the Meeting by personally attending the Meeting or by appointing “proxies” to vote on their behalf. Upon the receipt of a properly executed proxy, as set forth in the accompanying Notice of Extraordinary General Meeting of Shareholders, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposal set forth in the accompanying Notice of Extraordinary General Meeting of Shareholders, a shareholder may vote in favor of the proposal or against the proposal or may abstain from voting on the proposal. Shareholders should specify their votes on the accompanying proxy card. If no specific instructions are given with respect to the matters to be acted upon, the Ordinary Shares represented by a signed proxy card will be voted FOR the proposal set forth in the accompanying Notice of Extraordinary General Meeting of Shareholders. We are not aware of any other matters to be presented at the Meeting. If any other matters are presented at the Meeting, the persons named in the attached form of proxy shall vote all shares represented by all executed proxies in their best judgment.

        Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to the Company’s transfer agent of such revocation no later than the close of business on April 8, 2008, (ii) voting in person at the meeting or requesting the return of the proxy at the meeting or (iii) executing and delivering to the Company’s transfer agent a later-dated proxy.

        Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Two or more shareholders present, personally or by proxy, who hold or represent together at least 33 1/3% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within one half of an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week at the same hour and place, or to such day and such time and place as the chairperson may determine with the consent of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. If a quorum is not present at the adjourned date of the Meeting within one half of an hour of the time fixed for the commencement thereof, then the Meeting shall take place regardless of the number of shareholder present and in such event the required quorum shall consist of any number of shares held by shareholders present in person or by proxy.

        Proxies are being mailed to shareholders on or about M arch 4, 2008 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their respective principals. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

        Shareholders may vote shares directly held in their name in person at the Meeting. If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting.

        This proxy statement provides you with detailed information about the matter on which you are requested to vote your shares. In addition, you may obtain information about the Company from documents filed with the United States Securities and Exchange Commission (the “SEC”). We encourage you to read the entire proxy statement carefully.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information as of January 31, 2008, concerning (i) the only persons or entities known to the Company to own beneficially more than 5% of the Company’s outstanding Ordinary Shares, and (ii) the number of Ordinary Shares beneficially owned by all directors and officers as a group. The percentages below are based on 9,475,943 Ordinary Shares outstanding as of February 29, 2008:

	Shares Beneficially Owned
	Number	Percent

5% Shareholders
Ofer Adler	1,451,167	15.31%
Yaron Adler	1,360,933	14.36%
Longview Fund L.P.	1,272,694	13.43%

Directors and officers as a group (13 persons including
Messers. Ofer Adler and Yaron Adler)*	3,454,916	35.32%

*	Including shares underlying options which are either currently exercisable or will become exercisable within 60 days after the date of this proxy statement.

MARKET PRICE DATA

        The following table shows, for the periods indicated, the high and low closing sale prices of our Ordinary Shares as reported on the Nasdaq Capital Market or the Nasdaq Global Market, as applicable, and the Tel Aviv Stock Exchange (as of November 22, 2007):

	Nasdaq Capital Market or Nasdaq Global Market		Tel Aviv Stock Exchange
	High ($)	Low ($)	High (NIS)	Low (NIS)

2007
First Quarter	8.24	6.50
Second Quarter	8.50	7.22
Third Quarter	9.99	6.72
Fourth Quarter	9.15	4.94	25.50	19.57

Most recent six months
August 2007	9.60	6.72
September 2007	9.11	7.74
October 2007	9.15	7.82
November 2007	7.80	5.37	23.38	23.38
December 2007	5.97	4.94	25.50	19.57
January 2008	5.17	3.21	20.39	12.14
February 2008	3.68	2.92	13.23	10.73

        The closing prices of our Ordinary Shares, as reported on the Nasdaq Global Market on February 29, 2008 and on the Tel Aviv Stock Exchange on February 28, 2008, which are the last full trading days before printing of this proxy statement, were $3.20 and NIS 11.05 (equal to $3.05 based on the Bank of Israel representative exchange rate as of such date), respectively.

PROPOSAL 1

APPROVING THE TERMS OF ENGAGEMENT WITH MR. YARON ADLER

        Under the Israeli Companies Law, the terms of service of directors, whether as directors or in any other position, must be approved by the Company’s audit committee, board of directors and shareholders, in that order, provided that they are not adverse to the interests of the company.

        The audit committee and the board of directors of the Company resolved to appoint Mr. Yaron Adler as the Company’s President, and approved the amendment to Mr. Yaron Adler’s Employment Agreement, which amendment is attached hereto as Exhibit A.

        Mr. Yaron Adler, who has a personal interest in the matter underlying proposal (1), did not participate in the discussions held by the board of directors regarding the approval of the terms of his service as the President of the Company.

        Our board of directors will present the following resolution for adoption at the Meeting:

“RESOLVED, TO APPROVE the terms of service of Mr. Yaron Adler as the Company’s President”.

        The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

        Our board of directors recommends a vote FOR approval of the proposed terms of service of Mr. Yaron Adler as the Company’s President.

OTHER BUSINESS

        The Company’s management is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure actions by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the ordinary shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this proxy statement.

Where to Find More Information

        You may read any reports, statements or other information that the Company files with or furnishes to the SEC at the SEC’s public reference room at the following location:

Public Reference Room
450 Fifth Street, N.W., Room 1024
Washington, D.C. 20549

        Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings and submissions are also available to the public from commercial document retrieval services and at the Internet at http://www.sec.gov.

        The documents set forth below, as well as reports submitted by the Company with the SEC after the date of this Proxy Statement, contain important information about the Company and its financial condition:

—	Reports of Foreign Private Issuer on Form 6-K furnished by the Company to the SEC after January 1, 2008

        YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTER SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MARCH 2, 2008. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN MARCH 2, 2008, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure the presence of a quorum at the meeting and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed (including the indication of a vote on the proposed matter) and returned in time for voting, the shares represented thereby will be voted as indicated thereon. If no specification is made, the Ordinary Shares represented by the proxy will be voted in FAVOR of the proposal described in this proxy statement.

By Order of the Board of Directors Tamar Gottlieb, Chairperson of the Board of Directors Date: March 2, 2008

Exhibit A

AMENDMENT TO EMPLOYMENT AGREEMENT

        This amendment (“Amendment”), dated February 5, 2008, is made by and between IncrediMail Ltd., a company organized under the laws of the State of Israel, with offices at 4 Hanechoshet St., Tel Aviv, Israel (the “Company”) and Yaron Adler (the “Executive”) (referred to herein as the “Parties”).

        WHEREAS, the Parties entered into that certain employment agreement dated February 1, 2006 (the “Employment Agreement”) a copy of which is attached hereto as Exhibit A; and

        WHEREAS, the Parties wish to amend the terms of the Employment Agreement in the manner set forth herein.

        NOW, THEREFORE, in consideration of the respective agreements of the parties contained herein, the parties agree as follows:

1.	Definitions

        Capitalized terms used but not defined herein shall have the respective meanings assigned to such terms in the Employment Agreement.

2.	Amendment to the Employment Agreement

    2.1        Sections 1(a), 1(b), and 1(c) of the Employment Agreement shall be replaced with the following:

“(a) The Company agrees to employ the Executive as President of the Company and the Executive agrees to be employed by the Company as its President on the terms and conditions hereinafter set forth.

(b) In rendering the services of President, as set forth below, the Executive shall be subordinate to the Company’s Chief Executive Officer (the “CEO”).

(c) Following the execution of the Amendment, the Executive shall provide the Company with such services with respect to the Company’s activities as the Executive shall determine in his sole discretion, provided however, that the Executive may not provide any such services (whether within or outside of the Company offices), without first obtaining the CEO’s prior approval.”

    2.2        Section 1(d) shall be added to the Employment Agreement as follows:

“(d) The Executive shall fully cooperate with the Company and use his best efforts to assist the integration into the Company’s organization of the person who will assume the Executive’s responsibilities as a CEO, and shall actively assist, if requested by the Company, with any announcements and press releases (both to the public and to the Company’s employees) made by the Company with respect to the his replacement as the CEO and his appointment as President. All such announcements shall be coordinated by the parties.”

    2.3        Section 3 of the Employment Agreement shall be replaced with the following:

“3. Bonuses.

(a) Without derogating or limiting the Executive’s right to the bonus with respect to the year 2007 in accordance with the terms of the Employment Agreement (prior to this Amendment), the Executive shall be entitled to an annual lump sum bonus in the amount of one percent (1%) of the annual income before taxes on income (“Net Income”), of the Company for the year 2008, as stipulated in the annual audited financial statements of the Company for the year 2008 (the “Bonus”).

(b) The Executive acknowledges that there is no assurance that the Company shall have any Net Income in the year 2008 and that as a result he may not be entitled to the Bonus, and waives any and all claims he may have if he is not entitled to a Bonus as a result of such failure by the Company.

(c) The Bonus shall be paid according to the procedures set forth below:

(i) No later than December 31st 2008, the Executive shall be paid an advance on the Bonus equal to 0.5% of the aggregate quarterly income before taxes on income as stipulated in the quarterly financial statement issued for each of the first, second and third quarters of such year.

(ii) Within five business days of the Company’s Board of Directors approval of the Company’s annual financial statements of 2008, the Executive shall be paid by the Company, or in the event that the amount paid pursuant to clause (i) above exceeds the amount of the Bonus, pay to the Company, an amount equal to the difference between the sums paid to the Executive pursuant to clause (i) above and the amount of the Bonus.

(iii) To the extent, at any time and from time to time, the Company’s annual financial statements for a particular year or years are restated or adjusted and such restatement or adjustment relates to or effects the calculation to the Net Income for such year or years, an appropriate adjustment shall be made to the applicable Bonus and: (A) in the event the Net Income is restated or adjusted upwards, the Company shall promptly pay to Executive an amount equal to either (w) two percent (2%) with respect to the periods up to 2008, or (x) 1% with respect to 2008, of the amount of such upwards adjustment, and (B) in the event the Net Income is restated or adjusted downwards, the Executive shall promptly pay to the Company an amount equal to either (y) two percent (2%) with respect to the periods up to 2008, or (z) 1% with respect to 2008, of the amount of such downwards adjustment.

    2.4        A new Section 5(h) shall be added:

“The 50,000 options (the “Options”) granted to the Executive pursuant to an option agreement dated as of December 28, 2007 (the “Option Agreement”) shall remain in full force and effect in accordance with the terms of the Option Agreement following the execution of this Amendment.

Despite anything to the contrary contained in the Option Agreement or in the Company’s 2003 Share Option Plan, if the Executive’s employment with the Company is terminated for any reason prior to the date on which all of the Options have become fully vested, the vesting of all of the unvested Options shall be immediately accelerated and all of such unvested Options shall become fully vested and exercisable in accordance with their terms. In addition, upon the termination of the Executive’s employment with the Company for any reason, the expiration date of the Options shall be extended to 12 months following the date of such termination.

In the event that the Company shall re-price downwards the exercise price of the options granted by it to its executive officers, the Company shall treat the Options equally and shall re-price downwards the exercise price of the Options to the same new exercise price of the options held by its executive officers.”

    2.5        A new Section 5(i) shall be added:

“The Company shall provide the Executive with the office used by the Executive presently solely for the purpose of providing the services hereunder.”

    2.6        The first paragraph of Section 8(a) shall be replaced with:

“During the term of this Agreement and for a period of 12 months after the date of termination of this Agreement for any reason (the “Termination Date”), the Executive will not directly or indirectly:"

    2.7        The first paragraph of Section 9(a) shall be replaced with:

“The Executive agrees that any Invention whatsoever developed, invented, discovered, derived, programmed or designed by him whether in whole or in part, whether alone or in concert with others, within the scope of his employment with the Company from the date of incorporation of the Company and thereafter (hereinafter referred to as “Development”), shall be the sole property of the Company. It is agreed that from the date of the Amendment, any Development made by the Executive outside of the scope of his employment by the Company shall be the property of the Executive. Without derogating from the generality of the aforegoing:"

    2.8        Section 10(b) shall be replaced with:

“The Company shall have the right to terminate this Agreement at any time by providing the Executive with a 30 days prior notice of termination, provided however, that the Company may not provide the Executive with such prior notice before July 1, 2008.

In the event that the Company shall provide the Executive with a notice of termination of this Agreement after July 1, 2008 but prior to May 1, 2009, the Company and the Executive shall enter into an alternative employment agreement pursuant to which the Executive shall provide the Company with consulting services on terms similar to the terms of this Agreement (but in which the Executive shall not be the Company’s President), which agreement may be terminated by the Company upon a 30 days prior notice which may be provided on or after (but in no event before) April 1, 2009. The Executive may terminate this Agreement at any time upon providing the Company with a 30 days prior notice.

For the avoidance of doubt it is clarified that unless terminated earlier by the Executive, the term of employment of the Executive by the Company following the effectiveness of the Amendment (in accordance with the Employment Agreement and any employment agreement substituting the Employment Agreement) shall not be less than 15 months from February 1, 2008.

Upon termination of the Executive’s employment with the Company, by either party, the Executive shall be entitled to all social benefits, including inter alia, severance payment in accordance with applicable law, from the date of the Executives first day of employment with the Company until the date of termination of his employment.”

    2.9        Sections 6(b), 10(c), 10(d) and 10(e) of the Employment Agreement shall be deleted.

    2.10        The following shall be added as a new section 14(h):

“Each of the Company and the Executive hereby irrevocably and unconditionally release, acquit and forever discharge the other party and their respective affiliates, officers, directors, shareholders, executives, managers, employees, agents, attorneys, representatives, successors, assigns or any other related party (each, a “Released Party”) from, and hereby waive and relinquish, any and all actions or causes of actions, suits, claims, complaints, demands, liabilities, responsibilities, disputes, debts, rights and obligations of any nature whatsoever, liquidated or unliquidated, known or unknown, matured or unmatured, fixed or contingent, in connection with the termination of the Executive’s employment as the Company’s Chief Executive Officer, the appointment of the Company’s new Chief Executive Officer and the procedures, actions taken and omissions by both parties in connection therewith.”

3.	Effectiveness

        This Amendment is subject to the condition precedent that the Company’s shareholders meeting shall approve the execution and performance of this Amendment in accordance with the Companies Law 5759-1999. The Company shall make its best efforts to convene a shareholders meeting for the approval of this Amendment as soon as possible following the execution of this Amendment.

        Following the approval of the Company’s shareholders, the effective date of this Amendment shall be February 1, 2008.

4.	Preservation

        Except to the extent expressly amended hereby, the Employment Agreement shall remain in effect in all other respects.

        IN WITNESS WHEREOF, the Company has caused this Amendment to be executed by its duly authorized officer and the Employee has executed this Amendment as of the day first above written.

IncrediMail Ltd. By: /s/ Tami Gottlieb —————————————— Title: Chairperson	/s/ Yaron Adler —————————————— Yaron Adler